January 20, 2012
Michael Clampitt, Esq,
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3628

Re:	Nationstar Mortgage Holdings Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed July 2, 2011 File No. 333-174246
Dear Michael Clampitt:
          On behalf of Nationstar Mortgage Holdings Inc. (the “Registrant”), set forth below is a response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 15, 2011 with respect to the Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission on July 7, 2011 (File No. 333-174246) (“Amendment No. 1”).
          The Registrant has filed today Amendment No. 2 to the Registration Statement (“Amendment No. 2”), together with this letter via EDGAR correspondence. Capitalized terms used, but not defined, herein have the meanings assigned to such terms in Amendment No. 2.
          For your convenience, the text of the Staff’s comment is set forth in bold below, followed by the response. Unless otherwise indicated, all page references in the response set forth below are to the pages of Amendment No. 2.
CLEARY GOTTLIEB STEEN & HAMILTON LLP OR AN AFFILIATED ENTITY HAS AN OFFICE IN EACH OF THE CITIES LISTED ABOVE.

Michael Clampitt, Esq.
Securities and Exchange Commission
January 20, 2012, p. 2
Description of Certain Indebtedness
Originations, page 81
1.	We note your response to comments 10 and 12 of our letter dated June 8, 2011. We also note that Item 601(b)(10) of Regulation S-K does not contain a 10% threshold for materiality. Please confirm that the warehouse facilities were made in the ordinary course of business and are not material, or please file the agreements as exhibits to your registration statement.
     Response:
     The Registrant respectfully submits that the warehouse facilities that provide a commitment of $100 million and $50 million, respectively, (collectively, the “Facilities”) were made in the ordinary course of the Registrant’s business and are not material, and therefore are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K. As described on pages 96-97 of Amendment No. 2, in the ordinary course of the Registrant’s business, the Registrant originates mortgage loans on a near-daily basis, in part by using a combination of the Facilities to fund the mortgage loans. In order to fund the mortgage loans, the Registrant transfers to the Facilities’ counterparties certain mortgage loans against the transfer of funds by the Facilities counterparties, with a simultaneous agreement by the Facilities’ counterparties to transfer the loans back to the Registrant at a date certain, or on demand by the Registrant, against the transfer of funds from the Registrant. As a result, because this funding mechanism is an integral component of the Registrant’s originations business and is routinely utilized as part of that business, the Registrant enters into warehouse facilities, including the Facilities, as part of the ordinary course of its business.
     In addition, the Registrant respectfully submits that the Facilities are not material to the Registrant. The Facilities, which have total commitment amounts of $100 million and $50 million, represent only 5.1% and 2.6%, respectively, of the Registrant’s total assets as of December 31, 2010 ($1.95 billion), or 5.0% and 2.5%, respectively, of the Registrant’s total assets as of September 30, 2011 ($2.00 billion). In addition, not only does the Registrant expect to be able to renegotiate the commitments under the Facilities as they expire, but the Registrant has no reason to believe that it could not enter into additional warehouse facilities with other counterparties, as and when necessary, subject to general market conditions.
     With respect to the warehouse facility that, at the time Amendment No. 1 was filed with the Commission, had a total commitment of $75 million, and with respect to the GSE ASAP+ short-term financing facility that, at the time Amendment No. 1 was filed with the Commission, had a total commitment of $100 million, the Registrant acknowledges the Staff’s comment and confirms that it has filed today this warehouse facility (pursuant to a Confidential Treatment Request) as well as the GSE ASAP+ facility as exhibits to Amendment No. 2, together with any material underlying documentation. The Registrant respectively submits that, at the time Amendment No. 1 was filed with the Commission, both this warehouse facility and the GSE ASAP+ facility were made in the ordinary course of the Registrant’s business and were not

Michael Clampitt, Esq.
Securities and Exchange Commission
January 20, 2012, p. 3
material, for the same reasons as those described above. Subsequent to the filing of Amendment No. 1, however, the total commitment under this warehouse facility was increased to $175 million and the total commitment amount under the GSE ASAP+ facility was increased to $200 million. As a result of these increases, the Registrant believes these agreements are material and are therefore required to be filed pursuant to Item 601(b)(10) of Regulation S-K.
[REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

Michael Clampitt, Esq.
Securities and Exchange Commission
January 20, 2012, p. 4
*  *  *
     We hope that this response adequately addresses the Staff’s comment. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Duane McLaughlin at (212) 225-2106.

Sincerely,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

/s/ Duane McLaughlin Duane McLaughlin, a Partner
Enclosure

cc:	Ron L. Fountain Senior Vice President, Associate General Counsel, and Secretary Nationstar Mortgage Holdings Inc.